EXHIBIT 99.1

ITEM 3. KEY INFORMATION

A. Selected Financial Data

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included as Exhibit 99.3 to this current report on Form 6-K. You should also read “Item 5. Operating and Financial Review and Prospects” included as Exhibit 99.2 to this current report.

Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

A.1. IFRS Common Control Reported Results

The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2015 and 2016 and for each of the years in the three-year period ended December 31, 2016 has been derived from our audited consolidated financial statements included in Exhibit 99.3 to this current report. The selected historical financial data as of December 31, 2012, 2013 and 2014 and for each of the years ended December 31, 2012 and 2013 is a summary of and is derived from our audited consolidated financial statements after retroactive restatement for the transfer of vessels from GasLog Ltd. (“GasLog”) to GasLog Partners LP (the “Partnership” or “GasLog Partners” or “we” or “our” or “us”), that are not included in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

Prior to the closing of our initial public offering, or “IPO”, we did not own any vessels. The following presentation assumes that our business was operated as a separate entity prior to its inception. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results. The annual consolidated financial statements and our historical financial and operating data under “IFRS Common Control Reported Results” include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015, the transfer of one vessel from GasLog to the Partnership in November 2016 and the transfer of one additional vessel from GasLog to the Partnership in May 2017 were each accounted for as a reorganization of entities under common control under IFRS and prior periods were retroactively restated.

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	Year Ended December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF PROFIT OR LOSS
Revenues	$—	$66,210	$184,222	$224,190	$252,016
Vessel operating costs	—	(12,780)	(35,732)	(47,748)	(51,737)
Voyage expenses and commissions	—	(811)	(2,368)	(2,979)	(3,442)
Depreciation	—	(12,591)	(39,569)	(49,971)	(54,548)
General and administrative expenses	(43)	(1,677)	(6,939)	(11,536)	(12,031)
(Loss)/profit from operations	(43)	38,351	99,614	111,956	130,258
Financial costs	(6)	(12,459)	(37,725)	(31,212)	(40,300)
Financial income	118	48	49	29	188
(Loss)/gain on interest rate swaps	(1,784)	5,071	(12,903)	(3,144)	(2,513)
Total other expenses, net	(1,672)	(7,340)	(50,579)	(34,327)	(42,625)
(Loss)/profit for the year	$(1,715)	$31,011	$49,035	$77,629	$87,633
(Loss)/profit attributable to GasLog’s operations(2)	$(1,715)	$31,011	$34,491	$12,589	$10,363
Partnership’s profit(2)	$—	$—	$14,544	$65,040	$77,270
EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$—	$—	$0.75	$2.38	$2.18
Common units (diluted)	$—	$—	$0.75	$2.38	$2.17
Subordinated units	$—	$—	$0.56	$1.85	$2.14
General partner units	$—	$—	$0.66	$2.28	$2.31

	As of December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$10,005	$20,117	$50,629	$62,677	$53,235
Short-term investments	—	1,500	21,700	—	3,000
Vessels	—	763,613	1,507,541	1,464,763	1,624,494
Vessels under construction	138,413	10,159	21,154	33,113	—
Total assets	161,617	804,202	1,608,673	1,572,732	1,698,505
Borrowings—current portion	—	29,404	28,356	333,147	56,020
Borrowings—non-current portion	—	496,476	900,749	533,555	910,666
Total equity	122,860	197,140	610,309	642,612	693,172
NUMBER OF UNITS OUTSTANDING
General Partner units	—	—	492,750	645,811	701,933
Common units	—	—	14,322,358	21,822,358	24,572,358
Subordinated units	—	—	9,822,358	9,822,358	9,822,358
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	Year Ended December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash (used in)/provided by operating activities	$(115)	$32,148	$128,063	$125,934	164,557
Net cash provided by/(used in) investing activities	118	(624,486)	(809,336)	14,421	(176,739)
Net cash provided by/(used in) financing activities	10,000	602,450	711,785	(128,307)	2,740

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
FLEET DATA*
Number of LNG carriers at end of period	—	4	9	9	10
Average number of LNG carriers during period	—	2.3	7.1	9	9.8
Average age of LNG carriers (years)	—	0.6	5.2	6.2	6.5
Total calendar days of fleet for the period	—	855	2,595	3,285	3,571
Total operating days of fleet for the period(4)	—	855	2,586	3,220	3,526

*	The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,
	2012	2013	2014		2015		2016
	(restated)[1]	(restated)[1]	(restated)[1]		(restated)[1]		(restated)[1]
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(5)	$(43)	$50,942	$139,183		$161,927		$184,806
Capital expenditures:
Payment for vessels and vessel additions	—	623,031	789,178		7,317		173,926
Distributable cash flow(5)	N/A	N/A	27,259		72,254		83,660
Cash distributions declared	N/A	9,800	22,179	(6)	58,992	(7)	65,577	(8)
Cash distributions paid	N/A	—	23,169	(6)	60,002	(7)	73,377	(8)

A.2. Partnership Performance Results

The financial and operating data below exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership Performance Results are non-GAAP financial measures that the Partnership believes provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership.

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	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS
Revenues(5)	$—	$—	$65,931	$168,927	$206,424
Vessel operating costs(5)	—	—	(12,226)	(33,656)	(43,479)
Voyage expenses and commissions(5)	—	—	(817)	(2,102)	(2,841)
Depreciation(5)	—	—	(13,352)	(35,981)	(45,230)
General and administrative expenses(5)	—	—	(4,591)	(10,383)	(11,219)
Profit from operations(5)	—	—	34,945	86,805	103,655
Financial costs(5)	—	—	(15,206)	(21,789)	(30,187)
Financial income(5)	—	—	23	24	179
(Loss)/gain on interest rate swaps(5)	—	—	(5,218)	—	3,623
Total other expenses, net(5)	—	—	(20,401)	(21,765)	(26,385)
Partnership’s profit(2)(5)	$—	$—	$14,544	$65,040	$77,270

	Year Ended December 31,
	2012	2013	2014	2015	2016
PARTNERSHIP PERFORMANCE FLEET DATA*
Number of LNG carriers at end of period	—	—	5	8	9
Average number of LNG carriers during period	—	—	2.4	6.5	8.2
Average age of LNG carriers (years)	—	—	4.5	6.7	7.2
Total calendar days of fleet for the period	—	—	885	2,377	2,989
Total operating days of fleet for the period(4)	—	—	885	2,377	2,944

*	The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,
	2012	2013	2014		2015		2016
	(in thousands of U.S. dollars)
OTHER PARTNERSHIP PERFORMANCE FINANCIAL DATA
EBITDA(5)	$—	$—	$48,297		$122,786		$148,885
Distributable cash flow(5)	—	—	27,259		72,254		83,660
Cash distributions declared	—	—	13,369	(9)	51,192	(10)	65,577	(11)
Cash distributions paid	—	—	13,369	(9)	51,192	(10)	65,577	(11)

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this current report.

(2)	See Note 18 to our audited consolidated financial statements included elsewhere in this current report.

(3)	As disclosed in Note 6 to our audited consolidated financial statements, on May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, the Partnership completed an equity offering of 4,500,000 common units. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On August 5, 2016, the Partnership completed an equity offering of 2,750,000 common units. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per unit is presented for the periods in which the units were outstanding.
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(4)	The operating days for our fleet are the total number of days in a given period that the vessels were in our possession less the total number of days off-hire not recoverable from the insurers. We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(5)	Non-GAAP Financial Measures

Partnership Performance Results. As described above, our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership.

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, respectively) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014, the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015, the amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016 and the amounts related to GAS-eleven Ltd. (the owner of the GasLog Greece) for the period prior to its transfer to the Partnership on May 3, 2017. While such amounts are reflected in the Partnership’s reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the closing of the IPO, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014, (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, (iv) GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016 and v) GAS-eleven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in May 2017, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

The Partnership Performance Results are non-GAAP financial measures. GasLog Partners believes that these financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

For the years ended December 31, 2012 and 2013, prior to the Partnership’s incorporation, no results were attributable to the Partnership.

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year Ended December 31, 2014			Year Ended December 31, 2015			Year Ended December 31, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	Restated(1)		Restated(1)	Restated(1)		Restated(1)	Restated(1)		Restated(1)
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$118,291	$65,931	$184,222	$55,263	$168,927	$224,190	$45,592	$206,424	$252,016
Vessel operating costs	(23,506)	(12,226)	(35,732)	(14,092)	(33,656)	(47,748)	(8,258)	(43,479)	(51,737)
Voyage expenses and commissions	(1,551)	(817)	(2,368)	(877)	(2,102)	(2,979)	(601)	(2,841)	(3,442)
Depreciation	(26,217)	(13,352)	(39,569)	(13,990)	(35,981)	(49,971)	(9,318)	(45,230)	(54,548)
General and administrative expenses	(2,348)	(4,591)	(6,939)	(1,153)	(10,383)	(11,536)	(812)	(11,219)	(12,031)
Profit from operations	64,669	34,945	99,614	25,151	86,805	111,956	26,603	103,655	130,258
Financial costs	(22,519)	(15,206)	(37,725)	(9,423)	(21,789)	(31,212)	(10,113)	(30,187)	(40,300)
Financial income	26	23	49	5	24	29	9	179	188
(Loss)/gain on interest rate swaps	(7,685)	(5,218)	(12,903)	(3,144)	—	(3,144)	(6,136)	3,623	(2,513)
Total other expense	(30,178)	(20,401)	(50,579)	(12,562)	(21,765)	(34,327)	(16,240)	(26,385)	(42,625)
Profit for the year	$34,491	$14,544	$49,035	$12,589	$65,040	$77,629	$10,363	$77,270	$87,633
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EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gains/losses on interest rate swaps, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered an alternative to, or as a substitute for, or superior to profit/(loss), profit/(loss) from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit/(loss), the most directly comparable IFRS financial measure, for the periods presented.

EBITDA is presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog as set out in the reconciliation above.

Reconciliation of EBITDA to Profit:

	IFRS Common Control Reported Results Year ended December 31,					Partnership Performance Results Year ended December 31,
	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
	Restated(1)	Restated(1)	Restated(1)	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
(Loss)/profit for the year	$(1,715)	$31,011	$49,035	$77,629	$87,633	$—	$—	$14,544	$65,040	$77,270
Financial income	(118)	(48)	(49)	(29)	(188)	—	—	(23)	(24)	(179)
Financial costs	6	12,459	37,725	31,212	40,300	—	—	15,206	21,789	30,187
Loss/(gain) on interest rate swaps	1,784	(5,071)	12,903	3,144	2,513	—	—	5,218	—	(3,623)
Depreciation	—	12,591	39,569	49,971	54,548	—	—	13,352	35,981	45,230
EBITDA	$(43)	$50,942	$139,183	$161,927	$184,806	$—	$—	$48,297	$122,786	$148,885

Distributable cash flow. Distributable cash flow means EBITDA (Partnership Performance Results), after considering cash interest expense for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to profit/(loss), profit/(loss) from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS.

The table below reconciles Distributable cash flow and Cash distributions declared to EBITDA (Partnership Performance Results).

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Reconciliation of Distributable Cash Flow to Profit:

	Partnership Performance Results Year ended December 31,
	2014	2015	2016
	(in thousands of U.S. dollars)
EBITDA (Partnership Performance Results)*	$48,297	$122,786	$148,885
Cash interest expense including realized loss on swaps and excluding amortization of loan fees	(9,912)	(19,484)	(26,929)
Dry-docking capital reserve	(2,621)	(8,338)	(8,829)
Replacement capital reserve	(8,505)	(22,710)	(29,467)
Distributable cash flow	27,259	72,254	83,660
Other reserves**	(3,173)	(16,067)	(14,244)
Cash distributions***	$24,086	$56,187	$69,416

*	See table above for reconciliation of EBITDA (Partnership Performance Results) to Profit for the year.

**	Refers to reserves (other than the dry-docking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

***	Refers to cash distributions made since the Partnership’s IPO. It excludes payments of dividends due to GasLog before vessels were acquired by the Partnership.

(6)	Does not reflect a distribution of $10.72 million declared in January 2015 in respect of the fourth quarter of 2014. Cash distribution paid includes $9.80 million dividend due to GasLog which was declared in 2013 and excludes $8.81 million dividend due to GasLog which was declared in 2014, in both cases prior to the contribution of the relevant vessels to the Partnership.

(7)	Does not reflect a distribution of $15.71 million declared in January 2016 in respect of the fourth quarter of 2015. Cash distribution paid includes $8.81 million dividend due to GasLog which was declared in 2014 and excludes $7.80 million dividend due to GasLog which was declared in 2015, in both cases prior to the contribution of the relevant vessels to the Partnership.

(8)	Does not reflect a distribution of $19.55 million declared in January 2017 in respect of the fourth quarter of 2016. Cash distribution paid includes $7.80 million dividend due to GasLog which was declared in 2015 prior to the contribution of the GasLog Seattle to the Partnership.

(9)	Does not reflect a distribution of $10.72 million declared in January 2015 and paid in February 2015, in respect of the fourth quarter of 2014.

(10)	Does not reflect a distribution of $15.71 million declared in January 2016 and paid in February 2016, in respect of the fourth quarter of 2015.

(11)	Does not reflect a distribution of $19.55 million declared in January 2017 and paid in February 2017, in respect of the fourth quarter of 2016.
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